Exhibit 99.1

JinkoSolar to Receive US$225 Million Private Equity Investment led by China Development Bank International and Macquarie for Downstream Solar Power Project Business

SHANGHAI, China, July 30, 2014 – JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a global leader in the solar PV industry, today announced that China Development Bank International (“CDBI”), the Macquarie Greater China Infrastructure Fund (“MGCIF”), a fund managed by Macquarie Infrastructure and Real Assets, and New Horizon Capital (“New Horizon”) have agreed to invest a total of US$225 million in the Company’s downstream solar power project business.

JinkoSolar Power Engineering Group Limited (“Jinko Power”), a wholly-owned subsidiary of JinkoSolar that develops and operates its downstream solar power project business, entered into separate definitive share purchase agreements with each of CDBI, MGCIF and New Horizon. Under the subscription agreements, CDBI, MGCIF and New Horizon have agreed to invest a total of US$225 million in Jinko Power. Upon completion of the investment and the Company’s additional capital contribution to Jinko Power, the three investors will hold a total of approximately 45% of Jinko Power’s equity interest. The investment by MGCIF has closed as of the date of this press release. The investments by CDBI and New Horizon are expected to close in the near future upon satisfaction of customary closing conditions. The three investors are expected to provide support and additional resources to facilitate Jinko Power’s business development in terms of project financing, project development, project operation and global green energy network.

“We are very pleased to welcome CDBI, MGCIF and New Horizon as partners in our downstream business. They will not only contribute capital to further expand our project development capabilities, but will also provide a wide range of support to drive future growth. We believe this is another vote of confidence in our team and the long-term prospects of our downstream business, and are confident that with their support, Jinko Power will deliver strong growth which will in turn benefit all of JinkoSolar’s shareholders.” said Mr. Xiande Li, Chairman of JinkoSolar, “In addition, China’s solar power market has a well-established regulatory framework and is currently in a phase of rapid growth. CDBI’s investment demonstrates the growing interest from domestic Chinese capital in the solar power project sector. We also expect MGCIF to help us further tap into the global solar power market through the Macquarie Group’s global resources and network. This round of investment marks an important milestone in our effort to spin off and list our downstream business. With the added strengths of these new partnerships, we are revising our full-year 2014 project development guidance upwards from 400MW to above 600MW. Our downstream capacity will exceed 800MW by end 2014. Looking forward, we intend to continue taking full advantage of our leading position in the Chinese solar power infrastructure sector to further grow our downstream business.”

JinkoSolar's management will host a conference call for investors and analysts on July 30, 2014 at 8 a.m. U.S. Eastern Standard Time (8 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-5808-3202
U.S. Toll Free:	+1-855-298-3404
Australia	+61-2-8524-5042
Passcode:	JinkoSolar

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 12:00 p.m. U.S. Eastern Time, August 6, 2014. The dial-in details for the replay are as follows:

International:	+61-2-9641-7900
U.S. Toll Free:	+1-866-846-0868
Passcode:	5506719

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at http://www.jinkosolar.com.

About JinkoSolar Holdings Co., Ltd.

JinkoSolar is a global leader in the solar PV industry with production operations in Jiangxi and Zhejiang Provinces in China and sales and marketing offices in Shanghai and Beijing, China; Munich, Germany; Bologna, Italy; Zug, Switzerland; San Francisco, the United States; Queensland, Australia; Ontario, Canada; Singapore; Tokyo, Japan and Cape town, South Africa.

JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of approximately 2.0 GW each for silicon ingots, wafers and solar cells and approximately 2.1 GW for solar modules, as of March 31, 2014. JinkoSolar sells electricity in China and distributes its solar products to a diversified customer base in the global PV market, including Germany, Italy, Belgium, Spain, the United States, Eastern Europe, China, India, Japan, South Africa, and other countries and regions.

To find out more, please see: www.jinkosolar.com

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends, “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21-6061-1792

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com

In the U.S.:

Jeff Bloker

Christensen

Tel: +1-480-614-3003

Email: jbloker@christensenir.com